UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10481

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street Suite 3300 Tampa, FL (Address of principal executive offices)	33602 (Zip Code)

(813)-448-1234

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report pursuant to Regulation A on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our Offering Circular dated January 28, 2016, as amended and/or supplemented from time to time, under the caption “RISK FACTORS” and which are incorporated herein by reference. Here is a link to our filings on SEC.gov: (http://1.usa.gov/1XNhXhm).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

In this Annual Report, references to the “Company,” “we,” “us,” “our” or similar terms refer to Generation Income Properties, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Generation Income Properties, L.P., a Delaware limited partnership, which we refer to as our operating partnership (“Operating Partnership”). As used in this annual report, an affiliate, or person affiliated with a specified person, is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1.  Business

The Company

Generation Income Properties, Inc. was formed in 2015 as a Maryland corporation.  Our objective is to acquire and own, directly or jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities.  We intend to invest primarily in freestanding, single-tenant commercial retail, office, and industrial properties net leased to investment grade tenants.  We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to indirect investments in real property, such as those that may be obtained in a joint venture.

We intend to acquire properties that we can lease to tenants under net leases. A net lease is a type of lease in which the tenant is generally responsible for all costs and expenses related to the use and operation of the property, such as the cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs, in addition to the tenant’s regular monthly rent.

We are currently offering up to $20,000,000 in our common stock to the public pursuant to a qualified Form 1-A offering statement under Regulation A (“Offering”). As of December 31, 2017, the Company has raised $3,474,035 in capital through the sale of 710,807 of our shares of common stock and had 1,710,807 shares outstanding. We intend to use the net proceeds of the offering to acquire real estate assets through Generation Income Properties, LP., our operating partnership, and otherwise fund our operations; concurrent with our offering the Company has commenced acquiring assets.

On June 29, 2017 the Company purchased its first asset. The asset is a 3,000 square foot, single tenant retail condo location. The tenant is 7-Eleven and the property is located at 3707-3711 14th Street, NW, in the center of Washington, D.C. We paid $2.5 million plus fees, costs and other expenses.

On April 4, 2018, we acquired our second asset, a 2,200 stand-alone property located at 1300 South Dale Mabry Highway in Tampa, Florida for $3.5 million with a corporate Starbucks Coffee as the tenant.

We intend to elect to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2018, or the first year in which we commence material operations, in the event that this is later than 2018.We are internally managed and intend to invest primarily in freestanding, single-tenant commercial retail, office and industrial properties net leased to investment grade tenants.

David Sobelman, our President, is our sole officer and director and our only employee. To the extent necessary we plan to use consultants, attorneys, and accountants, and do not plan to engage any additional full-time employees in the near future.

Investment Strategy

We intend to acquire and operate a portfolio of commercial real estate consisting primarily of freestanding, single-tenant retail, commercial, and industrial properties, located primarily in major U.S. cities, with an emphasis on the major primary and coastal markets, and net leased to investment grade tenants. Investment grade tenants are generally companies that have a debt rating by Moody’s of Baa3 or better or a credit rating by Standard & Poor’s of BBB- or better, or their equivalents, are guaranteed by a company with such rating, and other creditworthy tenants located throughout the United States. We also may invest in a smaller number of multi-tenant properties that complement our overall investment objectives. In addition, we may invest in entities that make similar investments. We believe that these investments can produce attractive risk-adjusted returns because we expect to acquire properties that have a strong long-term potential at increasing the value of the real estate.

We will utilize extensive research to evaluate target markets and properties, including a detailed review of the long-term economic outlook, trends in local demand generators, competitive environment, property systems and physical condition, and property financial performance. Specific acquisition criteria may include, but are not limited to, the following:

•	premier locations and facilities;

•	properties not subject to long-term management contracts with management companies;

•	properties with stable primary tenants with good credit in long leases;

•	potential return on investment initiatives, including improvements and possible expansion;

•	opportunities to implement value-added operational improvements; and

•	strong demand growth characteristics supported by favorable demographic indicators.

Though we do not initially intend to engage in significant development or redevelopment of net lease properties, over the long-term we may acquire properties that we believe would benefit from significant redevelopment or expansion.

Financing Strategies

Our long-term goal is to maintain a lower-leveraged capital structure and lower outstanding principal amount of our consolidated indebtedness.  However, we anticipate in the early stages of our business, with respect to assets either acquired with debt financing or refinanced, the debt financing amount generally could be up to approximately 75% of the acquisition price of a particular asset, provided, however, we are not restricted in the amount of leverage we may use to finance an asset. Particular assets may be more highly leveraged. Over time, we intend to reduce our debt positions through financing our long-term growth with equity issuances and some debt financing having staggered maturities. Our debt may include mortgage debt secured by our properties and unsecured debt. Over a long term period we intend to maintain lower levels of debt encumbering the REIT, its assets and/or the portfolio.

Competition

The net lease industry is highly competitive.  We face competition for acquisitions of real property from investors, including traded and non-traded public and private REITs, real estate investment funds, private equity investors and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk than we can prudently manage. This competition may increase the demand for the types of properties in which we wish to invest and, therefore, reduce the number of suitable acquisition opportunities available to us and increase the prices paid for such acquisition properties. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

We anticipate that the net lease assets we will enter into with properties that we acquire will compete with other entities seeking to enter into net leases with tenants in our markets. Competitive factors include location, re-usability of real estate, convenience, tenancy and lease terms.  As a landlord, we will compete in the multi-billion dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours in the same markets in which our properties are located. Some of our competitors will have greater economies of scale, have access to more resources and have greater name recognition than we do. If our competitors offer space at rental rates below current market rates or below the rental rates we charge our tenants, we may lose our tenants or prospective tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to retain tenants when our leases expire.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed by us with the Securities and Exchange Commission (the “SEC”) on January 28, 2016, as amended and/or supplemented from time to time (the “Offering Circular”). The Offering Circular may be accessed at SEC.GOV and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an internally managed, Maryland corporation focused on acquiring retail, office and industrial real estate located in major U.S. markets. The founding member of our management team is David Sobelman, our President. David Sobelman founded Generation Income Properties after serving twelve years in roles such as investor, asset manager, broker, owner, analyst and advisor; all within the single tenant, net lease commercial real estate investment market. Most notably, Mr. Sobelman worked with Calkain Companies, LLC, a multidisciplinary brokerage and advisory firm solely focused on net lease investments.  During his tenure, the firm grew from two employees to over 40 personnel servicing the entire U.S.

We initiated operations during the year ended December 31, 2017 and we intend to elect to be taxed as a REIT commencing with the taxable year ending December 31, 2018.  We have been organized and intend to operate in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2018, and subsequent taxable years.

Our Investments

The 7-Eleven – Washington, D.C. investment is a 3,000 square foot, single tenant retail condo location.  The property is located in the Quincy at Fourteenth Condominium in Washington D.C., on the ground floor of a residential condominium building completed in 2016.  Our lessee at this location is a corporate owned 7-Eleven convenience store.  7-Eleven, Inc. has an AA- credit rating from Standard & Poor’s.

Distributions

From inception through April 28, 2018, we have distributed $71,000 to common stockholders. Because we have not yet generated a profit, distributions have been made from offering proceeds.

Results of Operations

On February 29, 2016, our Offering was qualified by the SEC and subsequently the Company has spent the majority of its efforts on fundraising operations and implementing our business plan.  Our financial statements are presented for the period from January 1, 2016 through December 31, 2016 and January 1, 2017 through December 31, 2017.

On June 29, 2017 the Company purchased its first asset, a 3,000 square foot, single tenant retail condo location. The tenant is 7-Eleven and the property is located at 3707-3711 14th Street, NW, in the center of Washington, D.C. We paid $2.5 million plus fees, costs and other expenses.

Operating Revenue

During the year ended December 31, 2017, we generated $66,718 of revenue from the 7-Eleven - Washington, D.C. property for the six months that we owned it.

Operating Expenses

For the year ended December 31, 2017, we incurred general, administrative and organizational expenses of $114,503 which includes professional fees, marketing expenses and other costs associated with running our business.   For the year ended December 31, 2016, we incurred general, administrative and organizational expenses of $151,121 which includes professional fees, marketing expenses and other costs associated with running our business.  For the year ended December 31, 2017, we incurred $45,654 of depreciation and amortization expense.  For the year ended December 31, 2017, we incurred $2,714 of interest expense related to the amortization of line of credit costs.

Income Tax Benefit

During the year ended December 31, 2017, we did not record an income tax benefit for the year ended December 31, 2017 or 2016 because we have been in a net loss situation since inception and have recorded a valuation allowance to offset any tax benefits generated by the operating losses.

Net Loss

During the year ended December 31, 2017, we generated a net loss of $96,153 as compared to a net loss of $151,121 for the year ended December 31, 2016. The net loss was lower than the prior year primarily due to the acquisition of an income generating property.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations and borrowings under credit facilities.

We are currently dependent upon the net proceeds from our Offering to conduct our operations. We currently obtain the capital required to primarily invest in and manage a diversified portfolio of commercial net lease real estate investments and conduct our operations from the proceeds of our Offering, debt financing and from any undistributed funds from our operations.

As of December 31, 2017, we anticipate that proceeds from our Offering combined with the revenue generated from investment properties and proceeds from credit facilities will provide sufficient liquidity to meet future funding commitments as of December 31, 2017 as well as our operational cost. If we are unable to raise more funds than what we currently have, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

For the year ending December 31, 2017 and 2016, we had $482,879 and $692,582, respectively of cash on hand and in our corporate bank accounts primarily from the proceeds of capital raised by the Company in its Regulation A+ Offering of common stock. For the year ended December 31, 2017 we had total current liabilities (excluding the current portion of the acquired lease intangible liability) of $140,865, which consists of accounts payable, accrued expenses and money owed to our President and related party for expenses he incurred on behalf of the Company, compared to current liabilities of $84,732 for the year ending December 31, 2016.

For the year ended December 31, 2017, the Company generated a net loss of $92,582 compared to $151,121 for the year ended December 31, 2016.   The principal components of our losses for these periods were organizational expenses including professional fees, marketing expenses, regulatory compliance, and other costs associated to running our business.

If we are unable to fully raise $20 million from the sale of our common shares, we will make fewer investments resulting in less diversification in terms of the number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We may selectively employ some leverage to enhance total returns to our shareholders; during the period when we are acquiring our initial portfolio, portfolio-wide leverage may be higher. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments may be greater than expected leverage over the long-term. As of December 31, 2017, we had no outstanding borrowings other than those owed to related parties.

In June 2017, we received a $5,000,000 revolving line of credit from a commercial bank. We have not utilized any of our line of credit as of the date of this filing. The line is guaranteed by Mr. Sobelman, our chairman and President and matures in June 2019. We intend to repay amounts outstanding under any credit facilities as soon as reasonably possible. No assurance can be given that we will be able to obtain additional credit facilities. We anticipate arranging and utilizing additional revolving credit facilities to potentially fund future acquisitions (following investment of the net proceeds of our offering), return on investment initiatives and working capital requirements.

On April 4, 2018, we acquired a 2,200 stand-alone property located at 1300 South Dale Mabry Highway in Tampa, Florida for $3.5 million plus closing costs with Starbucks as the tenant. We financed this property with a $3.7 million loan that is due April 4, 2020 and bears an interest rate of 30 Day LIBOR plus 2.25%. This resulted in the release from escrow of a $200,000 deposit and generated approximately $324,000 of additional liquidity to the Company.

Market Outlook

We continue to believe that the existing trend is to purchase U.S. net lease properties that provide the highest return possible, which in our estimation causes investors to purchase assets in less desirable locations with lower real estate values.  In our estimation, this leaves an opportunity to purchase prime net lease real estate assets that are not being sought out by institutional owners.  With the vast number of similar REITs currently seeking assets that provide an immediate return, we believe that many assets are being overlooked. By contrast, we will be searching for assets that have the highest potential for long-term real estate appreciation, followed by a high credit rated tenant with a long-term, net lease.  Other REITs, and even some private investors, are placing their investment focus on the initial return that is received when purchasing a specific property.  Therefore, we believe that the market opportunity lies within uncovering assets that are overlooked by other institutional and private investors as they may not fit within their short-term higher return parameters.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Developments

Offering Proceeds

As of April 24, 2018, we had raised total gross offering proceeds of $3,966,835 from subscriptions and had issued an aggregate of 793,367 common shares.

Item 3.  Directors and Officers

Mr. Sobelman serves as our sole executive officer and director. The Board has no nominating, auditing or compensation committees. We also have a board of independent advisors that have no voting rights and are not currently compensated. Information as to our director and executive officer is as follows:

Name	Age	Director/Officer Since	Position

David Sobelman	46	2015	Chairman of the Board of Directors, President, Secretary and Treasurer

Biographical Information

The following are biographical summaries of the experience of our director and executive officer and members of our board of advisors:

David Sobelman serves as chairman of our board of directors and our president, secretary, and treasurer. He founded Generation Income Properties, Inc. after serving almost 13 years in different capacities within the net lease commercial real estate market. In June 2017, Mr. Sobelman started 3 Properties, LLC, a commercial real estate brokerage firm focused solely on the net lease market. Mr. Sobelman has held various roles within the single tenant, net lease commercial real estate investment market, including investor, asset manager, broker, owner, analyst and advisor. In 2005, David began working with Calkain Companies LLC, a real estate brokerage and advisory firm. During his tenure, Calkain grew from two employees to over 40, and became one of the leading single tenant, net lease firms in the country. Prior to Mr. Sobelman’s career in single tenant, net lease investments, he served as a member of The White House staff, and was subsequently appointed to work for the Secretary of the Department of Health and Human Services. Mr. Sobelman co-wrote The Little Book of Triple Net Lease Investing, the first book ever written on the single tenant, triple-net lease investment market, which is currently in its second edition. Mr. Sobelman is a featured speaker at conferences in the United States and abroad and has been quoted in articles in The Wall Street Journal, Forbes, Fortune and various regional real estate trade publications. Mr. Sobelman received a bachelor’s of science degree from the University of Florida and is an alumnus of the Harvard Business School Executive Education Real Estate Management Program.

Board of Advisors

We have formed a board of advisors. The board of advisor’s purpose is solely to provide non-binding advice and counsel to our board of directors. The current members of our board of advisors are as follows:

James (Jamie) Graff was appointed to our board of advisors on April 2015.  Jamie Graff is currently Head of Real Estate Investment Banking for Raymond James and has 15 years of investment and merchant banking experience, 13 of which have been with the Real Estate Investment Banking group covering REITs, lodging companies and home builders. He has managed more than 150 equity transactions that raised over $25 billion in various forms of capital in the public and private markets, and he has represented clients in numerous M&A transactions value in excess of $5 billion where he has been since 2001.  Prior to joining Real Estate Investment Banking, Mr. Graff worked at Raymond James Capital, a middle-market merchant banking fund, and at Robertson Stephens and Merrill Lynch investment banking. He graduated with honors from Pennsylvania State University with a Bachelor of Science in finance and a minor in economics.

Douglas Band was appointed to our board of advisors on April 2015. Mr. Band presently serves as President of Teneo Holdings. In addition, he serves on: the faculty of New York University as an Adjunct Professor; the Georgetown University Board of Regent; the New York City Football Club Board of Directors; and, the America’s Cup Organizing Committee. He is also a trustee on: the Boy’s Club of NY; the Center for American Progress; the First Tee of NY; and, the Oklahoma City National Memorial Museum. He served on the Clinton Global Initiative Board of Directors from its inception in 2008. Mr. Band was former President Clinton’s Chief Advisor from 2002 until 2012. In 2010, Mr. Band also served on the Board of Directors of the United States Bid Committee for the World Cup. Mr. Band began working in the White House in 1995, serving in the White House Counsel’s office for four years and later in the Oval Office as the President’s Aide. Mr. Band graduated from the University of Florida in 1995 and obtained a masters and a Law degree from Georgetown University.

Melvin Lazar was appointed to our board of advisors on April 2015. Mr. Lazar founded Lazar Levine & Felix LLP (“LL&F”) in 1968. LL&F merged into ParenteBeard LLC in February 2009, and Mr. Lazar continued as an employee and consultant there until September 30, 2014. Since 2002, Mel has been a Board Member and Audit Committee Chairman of several public and privately-held companies including, the Arbor Realty Trust, Inc. (ABR:NYSE) and Active Media Services, Inc., an ESOP owned company. Mr. Lazar received a Bachelor of Business Administration (BBA) from the City College of New York (now Baruch College) in 1960 and became a Certified Public Accountant (CPA) in 1964.

Benjamin Adams was appointed to our board of advisors on April 2015.  Mr. Adams is the Chief Executive Officer and Founder of Ten Capital Management, a company he launched in 2011. Prior to Ten Capital Management, Mr. Adams was a Portfolio Manager with The Townsend Group, and served as Vice President and General Counsel of Lionstone Development LLC, a Miami-based, principal balance sheet investor.  He has also practiced law with Greenberg Traurig LLP in New York, New York, and served as the Special Assistant to the White House Counsel in the Clinton Administration.  Mr. Adams received a law degree from Georgetown University Law Center and a BA from Miami University in Oxford, Ohio.  He is the founder and a Chairman Emeritus of the Defined Contribution Real Estate Council (DCREC).

Dan Mirman was appointed to our board of advisors on April 2015. Mr. Mirman is a founding partner of the New York office of Everett & Everett, PLLC and chair of the firm’s corporate and startup group. Everett & Everett serve as our legal counsel. Prior to joining the firm, Mr. Mirman was General Counsel for Teneo Holdings, a global strategic consulting firm and investment bank. Prior to Teneo Holdings, Mr. Mirman was an Assistant District Attorney for the Brooklyn District Attorney’s office. Mr. Mirman has also served as the New York chairperson of the Global Peace Congress, a humanitarian peace organization started in response to the September 11 tragedy. Mr. Mirman holds a B.S. from the University of New Hampshire and a J.D. from New York Law School and is a member of the New York Bar.

Patrick Quilty was appointed to our board of advisors on September 2017. Mr. Quilty is the Chief Credit Officer for AIG Multinational and Alternative Risk Group. He is responsible for overseeing, assessing and approving a portfolio of highly structured transactions providing global risk solutions for middle market and Fortune 50 companies across diversified industries. Prior to joining AIG, Pat was Co-Founder and Head of Credit Risk at Specialized Performance Advisory Group LLC, an independent asset management firm providing investment, advisory and risk counseling for family office and institutional clients. Prior to that, he was a Senior Portfolio Manager for Barclays Capital Loan Portfolio focused on the Specialty Finance and REIT sectors and additionally served as a credit derivatives trader in their Principal Credit and Risk Finance Group. Over his thirty year career, he has held senior portfolio, trading and risk management positions at ABN AMRO, Chase Asset Management, Lehman Brothers and JP Morgan. Pat has a Bachelor of Science in Economics from Florida State University and completed graduate coursework in Real Estate Investment and Development at the Steven L Newman Real Estate Institute at Baruch College.

Compensation of Executive Officers

As of April 1, 2018, we entered into an agreement to start paying our President a salary of $100,000 per year. No other salaries are being paid at the present time, and no other compensation was paid to our President in cash, or otherwise, for services performed for the year ending December 31, 2017 or 2016. The employment agreement between the President and the Company are currently being finalized. There will be no accruals for past salary.

The table below summarizes all compensation awarded to, earned by, or paid to our named executive officer for all services rendered in all capacities to us for the year ending December 31, 2017 and 2016.

Summary Compensation Table

Name						Non-Equity	Nonqualified
And				Stock	Option	Incentive Plan	Deferred	All Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	Earnings ($)	($)	($)
David Sobelman President	2017 2016	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officer and director other than as described herein.

Long-Term Incentive Plans and Awards

Upon completion of our Offering, we will cause our Operating Partnership to grant 200,000 LTIP units to Mr. Sobelman. If the size of our offering changes, the aggregate number of LTIP units to be granted to Mr. Sobelman will change to equal 5% of the common shares issued in our offering. These LTIP units will vest ratably on each of the first three anniversaries of the date of grant. The LTIP units, whether vested or unvested, will receive the same per-unit distributions as common units of our Operating Partnership, which distributions generally will equal per share distributions on our common shares.

Our Board has not adopted a long-term incentive plan to provide compensation intended to serve as incentive or payment for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made or promised to our sole director and officer other than for the 200,000 LTIP units in our Operating Partnership or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by our sole director and officer or employees or consultants since we were founded.

Compensation of Board of Advisors

Members of our board of advisors are not currently compensated by us for acting as such. However our advisors shall be reimbursed for reasonable out-of-pocket expenses incurred on our behalf.

We may, in our discretion, grant restricted stock or options and other equity awards to members of the board of advisors from time to time.

Director Compensation

Our sole director is not compensated by us for acting as such. He is reimbursed for reasonable out-of-pocket expenses incurred. There are no arrangements pursuant to which our sole director is or will be compensated in the future for any services provided as a director.

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our common stock as awarded by our Board.

The table below summarizes all compensation awarded to, earned by, or paid to our sole director for all services rendered in all capacities to us for the period ending December 31, 2017 and 2016.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Sobelman	0	0	0	0	0	0	0

On April 1, 2018, we entered into an oral employment agreement with our sole officer and director to pay him a salary of $100,000 per year.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our common shares as of April 24, 2018, for the total number of shares owned beneficially by our sole officer and director, and key employees, individually and as a group, and the present owners of 10% or more of our total outstanding shares. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 401 East Jackson Street, Suite 3300 Tampa, FL 33602.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Shares
David Sobelman	1,000,000	55.8%(1)
Steven Westphal	200,000	11.2%

All Officers and Directors as a Group (1 person)	1,000,000	55.5%

__________

(1)	David Sobelman currently has a 55.8% beneficial ownership in the Company, upon the sale of all shares in our offering Mr. Sobelman’s beneficial ownership interest will be 20%.

Item 5.  Interest of Management and Others in Certain Transactions

For information responsive to this Item, please see “Note 4 — Related Party Transactions in Item 7 “Financial Statements” below.

Item 6.  Other Information

On April 22, 2018, the Company entered into a settlement agreement in connection to a litigation between David Sobelman, Jonathan Hipp, and Calkain Companies, LLC where the Company was named in a third-party counter-claim; described in the Company’s semi-annual report on Form 1-SA filed on September 29, 2017 under Item 2. Other Information. The settlement agreement provides for a mutual release of all claims between the parties including the Company. The Company did not incur any material expenses or losses in connection to this litigation.

Item 7.  Financial Statements

Generation Income Properties, Inc.

Index to Consolidated Financial Statements

December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of

Generation Income Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Generation Income Properties, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2015.

Houston, Texas

April 30, 2018

Generation Income Properties, Inc.

Consolidated Balance Sheets

	As of December 31,
	2017	2016
ASSETS

Investment in real estate
Property	$2,432,570	$—
Tenant improvements	146,765	—
Acquired lease intangible assets	121,017	—
Less accumulated depreciation and amortization	(45,654)	—
Total investments	2,654,698	—
Cash	482,879	692,582
Accounts receivable	561	—
Line of credit costs - net	21,489	—
Escrow deposit	200,000	—
TOTAL ASSETS	$3,359,627	$692,582

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	$3,768	$440
Accrued expenses	50,000	—
Due to stockholder and related party	87,097	84,292
Acquired lease intangible liability, net	116,530	—
Total liabilities	257,395	84,732

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 1,710,807 shares issued and outstanding at December 31, 2017 and 1,176,700 at December 31, 2016	17,108	11,767
Additional paid-in capital	3,466,927	881,733
Accumulated deficit	(381,803)	(285,650)
Total equity	3,102,232	607,850
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$3,359,627	$692,582

The accompanying notes are an integral part of these consolidated financial statements

Generation Income Properties, Inc.

Consolidated Statements of Operations

	Years ended December 31,
	2017	2016
REVENUE
Rental revenue	$66,718	$—

EXPENSES
Interest expense, net	2,714	—
Depreciation and amortization	45,654	—
General, administrative and organizational costs	114,503	151,121
Total expenses	162,871	151,121

NET LOSS	$(96,153)	$(151,121)

TOTAL WEIGHTED AVERAGE SHARES OF COMMON SHARES OUTSTANDING	1,587,939	1,100,636

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDER	$(0.06)	$(0.14)

The accompanying notes are an integral part of these consolidated financial statements

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 2015	1,000,000	$10,000	$—	$(134,529)	$(124,529)

Common stock issued for cash	176,700	1,767	881,733	—	883,500
Net loss for the year ended December 31, 2016	—	—	—	(151,121)	(151,121)

Balance, December 31, 2016	1,176,700	11,767	881,733	(285,650)	607,850

Common stock issued for cash	534,107	5,341	2,585,194	—	2,590,535
Net loss for the year ended December 31, 2017	—	—	—	(96,153)	(96,153)

Balance, December 31, 2017	1,710,807	$17,108	$3,466,927	$(381,803)	$3,102,232

The accompanying notes are an integral part of these consolidated financial statements

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2017	2016
OPERATING ACTIVITIES
Net loss	$(96,153)	$(151,121)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	38,736	—
Amortization of debt issuance costs	2,714	—
Amortization of acquired lease intangible assets	6,918	—
Amortization of below market leases	(7,062)	—
Changes in operating assets and liabilities
Accounts receivable	(561)	—
Accounts payable	3,328	(50,245)
Net cash used in operating activities	(52,080)	(201,366)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(2,574,833)	—
Pre-acquisition costs for purchase of properties	(1,927)	—
Escrow deposits for purchase of properties	(200,000)	—
Net cash provided by investing activities	(2,776,760)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	2,670,535	883,500
Stock issuance cost paid in cash	(30,000)	—
Borrowings on related party payable	2,805	10,000
Deferred financing costs	(24,203)	—
Net cash used in financing activities	2,619,137	893,500

NET INCREASE (DECREASE) IN CASH	(209,703)	692,134
CASH - BEGINNING OF YEAR	692,582	448
CASH - END OF YEAR	$482,879	$692,582

NON-CASH TRANSACTIONS
Stock issuance costs on account	50,000	—

The accompanying notes are an integral part of these consolidated financial statements

Generation Income Properties, Inc.

Notes to Consolidated Financial Statements

Note 1 – Organization

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on June 19, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company will be the sole general partner of the Operating Partnership.

On March 8, 2017, the Company formed GIPDC 3707 14th ST, LLC, a wholly owned subsidiary of the Operating Partnership; on June 29, 2017, GIPDC 3707 14th ST, LLC purchased a net lease asset occupied by a corporate owned 7-Eleven (S&P: AA-) tenant for $2,480,000 in cash plus closing costs. The property is located in the center of Washington D.C.; approximately 3 miles north of the White House. It is on the ground floor of a new construction residential condominium building completed in 2016.

On June 13, 2017, the Company formed GIPFL 1300 S Dale Mabry, LLC, a wholly owned subsidiary of our Operating Partnership, which had no activity during the year ended December 31, 2017.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership all of the direct and indirect wholly-owned subsidiaries of the Operating Partnership.  All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) under Section 856 through 860 of the Internal Revenue Code (“Code”), commencing with our taxable year ending December 31, 2018. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes us to change our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes us to change our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

Revenue Recognition

We recognize rental income and other investment income as earned over the terms of the related leases and notes, respectively.

We have determined that all of our leases should be accounted for as operating leases. Our operating leases generally contain provisions for specified rent increases during the lifetime of the lease. Revenue under lease arrangements with minimum fixed and determinable increases is recognized over the non-cancellable term of the lease on a straight-line basis.

Escrow Deposit

The Company records deposits for purchases of property at cost.  The Company had $200,000 in escrow deposits for a property purchased on April 4, 2018.  See Footnote 11 – Subsequent events.

Real Estate

Acquisitions of real estate are recorded at cost.  Depreciation is provided over the estimated useful life (40 years) using the straight-line method and intangible over the remaining lease term.

Purchase Price Assignment

The Company assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value.  Tangible assets consist of land and buildings.  Intangible assets and liabilities consist of the value of in-place leases and below market leases assumed with the acquisition. The Company assessed whether the purchase of the building falls within the definition of a business under ASC 805 and concluded that all asset transactions were an asset acquisition, therefore it was recorded at the purchase price, including capitalized acquisition costs, which is allocated to land and building based upon their relative fair values at the date of acquisition.

The fair value of the below market lease is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease.  The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the lease.

Intangible Assets

Line of Credit Costs

Costs incurred related to line of credit costs have been capitalized and are amortized over the term of the respective agreement using the straight-line method.  Amortization expense related to line of credit costs were $2,714 for the year ended December 31, 2017.

In-Place Leases

In-place lease assets and liabilities result when we assume a lease as part of a facility purchase or business combination. The fair value of in-place leases consists of the following components, as applicable (1) the estimated cost to replace the leases (including loss of rent, estimated commissions and legal fees paid in similar leases), and (2) the above or below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place at the time of acquisition to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Lease Intangible assets and liabilities are classified as lease contracts above and below market value, respectively, in other assets and accrued expenses and other liabilities on our Consolidated Balance Sheets, and amortized on a straight-line basis as decreases and increases, respectively, to rental income over the estimated remaining term of the underlying leases. Should a tenant terminate the lease, the unamortized portion of the lease intangible is recognized immediately as income or expense. For additional information, see Note 4 – Intangibles.

Earnings per Share

In accordance with ASC 260, basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.  As of December 31, 2017 and December 31, 2016, there were no common stock dilutive instruments.

Recently Issued Accounting Pronouncements

In 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. ASU 2014-09 is effective for the Company beginning January 1, 2018. In addition, the FASB has begun to issue targeted updates to clarify specific implementation issues of ASU 2014-09. These updates include ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Identifying Performance Obligations and Licensing, and ASU 2016-12, Narrow-Scope Improvements and Practical Expedients. The Company intends to adopt ASU 2014-09 and its subsequent updates in accordance with the modified retrospective approach. The Company has completed its analysis of ASU 2014-09 and its related updates and has determined that its adoption will not have a material impact on our consolidated financial statements, as all of our revenue consists of rental income from leasing arrangements which are specifically excluded from ASU 2014-09 and its updates.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will be effective for the Company beginning January 1, 2019. Early adoption of ASU 2016-02 as of its issuance is permitted. The new standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. As a result of the pending adoption of ASU 2016-02 and in connection with the pending adoption of ASU 2014-09, the Company may be required to record real estate tax revenues and an equal and offsetting real estate tax expense, as a result of our operators paying real estate taxes on our behalf. We are continuing to evaluate the other impacts of adopting ASU 2016-02 on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business. ASU 2017-01 clarifies that to be considered a business, the elements must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The new standard illustrates the circumstances under which real estate with in-place leases would be considered a business and provides guidance for the identification of assets and liabilities in purchase accounting. ASU 2017-01 is effective for periods beginning after December 15, 2017 and early adoption is permitted. The Company early adopted the new standard as of December 31, 2017 and accounted for the real estate acquisition during 2017 as an asset acquisition, not a business combination.

Note 3 – Investments in Real Estate

The Company’s real estate is comprised of the following:

	December 31, 2017	December 31, 2016
Property	$2,432,570	$—
Tenant improvement	146,765	—
Acquired lease intangible assets	121,017	—
Total	2,700,352	—
Less: Accumulated depreciation and amortization	(45,654)	—
Total real estate, net	$2,654,698	$—

The purchase price of the asset acquisition was allocated to building based on management’s estimate.

Acquisitions:

During the year ended December 31, 2017, the Company acquired the following retail properties:

Property and Location	Percent Acquired	Date of Acquisition	Purchase Price	Debt Assumed
7-Eleven - Washington, D.C.	100%	6/29/2017	$ 2,480,000	$ —

This acquisition was accounted for as an asset acquisition as the underlying property did not meet the definition of a business as the Company early adopted ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business.

The following table summarizes the aggregate purchase price assignment:

Property	$2,432,570
Acquired lease intangible asset - in-place lease	121,017
Acquired lease intangible liability - below market lease	(123,592)
Tenant improvements	146,765
Total purchase price, including loan costs	$2,576,760

Note 4 – Acquired Lease Intangible Asset, net

Intangible assets, net is comprised of the following:

	December 31, 2017	December 31, 2016
In-place lease	$121,017	$—
Less: Accumulated amortization	(6,918)	—
Total intangible assets, net	$114,099	$—

Note 5 – Acquired Lease Intangible Liability, net

Acquired lease intangible liability is comprised of the following:

	December 31, 2017	December 31, 2016
Acquired lease intangible liability	$123,592	$—
Less: recognized rental income	(7,062)	—
Total below market lease, net	$116,530	$—

Note 6 – Equity

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

During the year ended December 31, 2017, the Company received equity subscriptions for which $2,670,535 of funds have been received from investors and 534,107 shares of common stock have been issued. The Company incurred stock issuance costs of $80,000 of which $30,000 was paid and $50,000 was accrued for as of December 31, 2017.

During the year ended December 31, 2016, the Company received equity subscriptions for which $883,500 of funds have been received from investors and 176,700 shares of common stock have been issued.

On February 15, 2017, the Company, at a Special Meeting of the Board of Directors, approved an extension of the offering period of the Company’s offering qualified by the Securities and Exchange Commission on February 29, 2016. The offering of 4,000,000 shares of the Company’s common stock was extended to the earlier period of: (i) the date when the sale of all 4,000,000 shares is completed, or (ii) the two year anniversary of the date the Offering Statement filed on Form 1-A of Regulation A of the Securities Act of 1933 was qualified.

Note 7 – Related-Party Transactions

For the year ended December 31, 2017 and 2016, the Company’s President, David Sobelman paid $0 and $10,000, respectively, for expenses incurred on behalf of the Company; amounts to be reimbursed to Mr. Sobelman, totaled $84,292 as of December 31, 2017 and December 31, 2016. These expenses will be reimbursed as per a verbal agreement between the Company and our President, due on demand, unsecured, without interest with the proceeds received upon the sale of the Company’s common stock as part of its initial public offering. In addition, the Company owed 3 Properties, LLC, a real estate brokerage firm owned by Mr. Sobelman, $2,805 for expenses paid for by 3 Properties on the Company’s behalf as of December 31, 2017.

Note 8 – Leases

On June 29, 2017, the Company assumed the lease for the property it acquired through a wholly owned subsidiary of the Operating Partnership. The initial lease term runs from January 1, 2016 to March 31, 2026 (10 years) with an option to renew two 5 year terms for a total of 20 years. The lease includes a 10% rental increase every five years in the primary term, and during the renewal periods. As of the date of purchase, the lease had eight years and nine months on the initial term of the lease. The Company recognizes rental income on a straight-line basis over the term of the lease.

Future Minimum Rents

The following table presents future minimum base rental cash payments due to the Company over the next six calendar years and thereafter as of December 31, 2017.

Future Minimum Base Rent Payments
December 31, 2018	$118,000
December 31, 2019	118,000
December 31, 2020	118,000
December 31, 2021	126,853
December 31, 2022	129,804
Thereafter	421,863
$1,032,520

Note 9 – Line of Credit

In June 2017, the Company received a $5,000,000 revolving line of credit from a commercial bank, of which no amount was outstanding as of December 31, 2017. The line is personally guaranteed by our president David Sobelman and matures in June 2019. The line is secured by the real property being purchased, and advances are limited to the lesser of 40% of the cost or 40% of the appraised value of any real property being purchased. The line bears interest at the 30-day LIBOR Rate plus 3.75%, and includes various financial and non-financial covenants.

Note 10 – Income Taxes

The Company performs an evaluation of the realizability of its deferred tax assets on a semi-annual basis.  The Company considers all positive and negative evidence available in determining the potential of realizing deferred tax assets, including the scheduled reversal of temporary differences, recent and projected future taxable income and prudent and feasible tax planning strategies.  The estimates and assumptions used by the Company in computing the income taxes reflected in the accompanying consolidated financial statements could differ from the actual results reflected in the income tax returns filed during the subsequent year. Adjustments are recorded based on filed returns when finalized or the related adjustments are identified.

Under ASC 740-10-30-5, Income Taxes, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company during 2017 and 2016, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believes that a valuation allowance is necessary based on the more-likely-than-not threshold noted above. The Company recorded a valuation allowance of approximately of $110,507 as of December 31, 2017 equal to its deferred tax asset as of December 31, 2017. The valuation allowance reflects the decrease in deferred tax assets resulting from the Tax Cuts and Jobs Act of 2017.

Significant components of the tax expense (benefit) recognized in the accompanying consolidated statements of operations for the period December 31, 2016 to December 31, 2017) are as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016
Current tax benefit	$(47,305)	$—
Federal	(6,175)	—
State	(53,480)	—
Total current tax benefit	17,433	(56,867)
Deferred tax expense	46,860	—
Rate change adjustment	(10,813)	56,867
Valuation allowance (expense)	—	—
Income tax benefit	$(47,305)	$—

The reconciliation of the income tax computed at the combined federal and state statutory rate of 37.6% to the income tax benefit is as follows:

	Year Ended December 31, 2017		Year Ended December 31, 2016
Benefit on net loss	$(36,182)	37.6%	$(56,867)	-37.6%
Nondeductible expenses	135	-0.1%	—	0.0%
Rate change adjustment	46,860	-48.7%	—	0.0%
Valuation allowance (expense)	(10,813)	11.2%	56,867	37.6%
Tax benefit/effective rate	$—	0.0%	$—	0.0%

The significant components of the Company’s deferred tax liabilities and assets as of December 31, 2017 and December 31, 2016 are as follows:

	As of December 31, 2017		As of December 31, 2016
Deferred tax assets:	$		$
Tax expense for debt issuance costs		6,916		—
Loss carryforwards		36,021		—
Organizational costs		67,570		107,489
Total deferred tax asset		110,507		107,489
Valuation allowance		(110,507)		(107,489)
Net deferred tax asset		$—		$—

The Company’s federal and state tax returns for the 2016 through 2017 tax years generally remain subject to examination by U.S. and various state authorities.

Note 11 – Commitments and Contingencies

In October 2017, the Company terminated its contract to purchase a net lease property in downtown Atlanta, GA. Through our Operating Partnership, we had entered into a contract on September 5, 2017 to purchase a net lease property in the ground floor of a condominium building located in the center of downtown Atlanta, GA. The tenant was a SunTrust Bank and the 10-year lease (starting 2017) was guaranteed by SunTrust Bank.

Note 12 – Subsequent Events

Offering Proceeds

Subsequent to December 31, 2017 and as of April 24, 2018, we had raised additional proceeds of $412,800 from settled subscriptions and had issued an additional 82,560 common shares of stock.

In February 2018, we signed a preliminary financing arrangement with affiliates of Oak Street Real Estate Capital, LLC (“Oak Street”) a $1.25 billion private equity fund. Oak Street agreed to provide up to $15 million of preferred equity capital through a, to be formed, joint venture with our Operating Partnership.

On February 13, 2018, our Board authorized a $0.10 per share cash dividend for shareholders of record of the Company’s common stock as of January 2, 2018. On March 31, 2018, the Company paid the dividend to its shareholders. David Sobelman, our president and founder and owner of approximately 56% of the Company’s common stock outstanding, waived his right to receive a dividend for this period.

Tampa, Florida - Starbucks

On April 4, 2018, we purchased our second asset in Tampa, FL for approximately $3.5 million in cash plus closing costs. The free-standing, single tenant building was built for a corporate owned Starbucks Coffee. The property is located in the center of the area of Tampa, FL called “South Tampa” and is located on a redeveloped property which replaces a strip center which stood for approximately 50 years prior to the construction of the new Starbucks building. Starbucks will operate and guarantee the 10-year lease. Starbucks has an A- credit rating from Standard & Poor’s.

On April 4, 2018, we entered into a $3,700,000 loan to finance the purchase of the Tampa Starbucks property which allowed us to increase our working capital. The loan is due on April 4, 2020 and has an interest rate based on 30 day LIBOR rate (one month London Interbank Offering Rate as published in the Wall Street Journal) plus 2.25%.

On April 26, 2018, the Company, at a Special Meeting of the Board, approved an additional extension of the offering period of the Company’s offering qualified by the Securities and Exchange Commission on February 29, 2016. The offering of 4,000,000 shares of the Company’s common stock was extended to the earlier period of: (i) the date when the sale of all 4,000,000 shares is completed, or (ii) July 1, 2018; provided, however that the Company may terminate the offering at any time.

Item 8. Exhibits

Exhibit Number	Description

2.1	Articles of Amendment and Restatement of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.1 of our Form 1-A/A filed on January 28, 2016

2.2	Bylaws of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2015

3.1	Founder Stock Purchase Agreement, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 16, 2015

3.2	Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.2 of our Form 1-A filed on September 16, 2015

3.3	Form of Stock Certificate, incorporated by reference to Exhibit 3.3 of our Form 1-A filed on September 16, 2015

3.4	Second Amended and Restated Founder Stock Purchase Agreement, incorporated by reference to Exhibit 3.4 of our Form 1-A POS Amendment 1 filed on March 29, 2018

3.5	Second Amended and Restated Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.5 of our Form 1-A POS Amendment 1 filed on March 29, 2018

4.1	Form of Subscription agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2015

6.1	Form of Real Estate Purchase and Sale Agreement of Washington, D.C. property by GIPDC 3707 14th ST, LLC, incorporated by reference to Exhibit 6.1 of our Form 1-SA filed on September 29, 2017

6.2	Amended and Restatement Agreement of Limited Partnership of Generation Income Properties, L.P., incorporated by reference to Exhibit 6.2 of our Form 1-A POS Amendment 1 filed on March 29, 2018

15.1	Appendix A Prior Performance Tables, incorporated by reference to Exhibit 15.1 of our Form 1-A/A filed on January 28, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: April 30, 2018	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer, Chief Financial Officer, and Director (Principal Executive	April 30, 2018
David Sobelman	Officer, Principal Financial Officer, and Principal Accounting Officer)